Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

November 20, 2020

VIA EDGAR

Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Irene Barberena-Meissner

Re:	Frazier Lifesciences Acquisition Corporation Draft Registration Statement on Form S-1 Submitted October 15, 2020 CIK No. 0001828326

Dear Ms. Barberena-Meissner,

This letter is being submitted on behalf of Frazier Lifesciences Acquisition Corporation (the “Company”) in response to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), received on November 10, 2020, with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on October 15, 2020 (the “Draft Registration Statement”). In response to the Staff’s comments, the Company has revised the Draft Registration Statement and is publicly filing a revised Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR concurrently with this response letter. For the Staff’s reference, we are providing to the Staff by electronic mail both a clean copy of the Registration Statement and a copy marked to show all changes to the Draft Registration Statement.

For reference purposes, the Staff’s comments have been reproduced in italics herein with a response immediately following the comment. Page references herein correspond to the pages of the Draft Registration Statement.

Draft Registration Statement on Form S-1, submitted on October 15, 2020

Summary, page 4

1.	Please include a footnote or otherwise disclose the source material for the table on the bottom of page 4 and the following paragraph, including the three bullets.

Response: The Company acknowledges the Staff’s comment and has revised the relevant disclosure in the Registration Statement to disclose the source material for each of the statements identified by the Staff.

Division of Corporation Finance

November 20, 2020

General

2.	If James Topper and David Topper are related, please disclose the relationship in accordance with Section 401(d) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the relationship between Jamie Topper and David Topper is disclosed on page 112 of the Draft Registration Statement, to state that Jamie Topper and David Topper are siblings.

* * *

If you have any questions or would like further information concerning the Company’s responses to the Staff’s comments, please do not hesitate to contact Jocelyn Arel at (617) 570-1067 or JArel@goodwinlaw.com.

Sincerely,

/s/ Jocelyn Arel
Jocelyn Arel

cc:	Gordon Empey, Frazier Lifesciences Acquisition Corporation Daniel J. Espinoza, Goodwin Procter LLP